SPRINT SPECTRUM HOLDING
COMPANY, L.P. AND SUBSIDIARIES
(A Development Stage Enterprise)


Consolidated Financial Statements for
the Years Ended December 31, 1996 and
1995, for the Period from October 24,
1994 (date of inception) to December 31,
1994 and for the Cumulative Period from
October 24, 1994 (date of inception) to
December 31, 1996, and Independent
Auditors' Report

INDEPENDENT AUDITORS' REPORT


Partners of Sprint Spectrum Holding Company, L.P.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Sprint Spectrum Holding Company, L.P. and subsidiaries (the "Partnership"), development stage enterprises, as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in partners' capital and cash flows for each of the two years in the period ended December 31, 1996, for the period from October 24, 1994 (date of inception) to December 31, 1994 and for the cumulative period from October 24, 1994 (date of inception) to December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 financial statements of American PCS, L.P. ("APC") an investment of the Partnership which is accounted for by use of the equity method. The Partnership's share of APC's net loss for the year ended December 31, 1996 was $96,850,000 and is included in the accompanying consolidated financial statements. The financial statements of APC were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for APC, is based solely on the reports of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Sprint Spectrum Holding Company, L.P. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended and for the period from October 24, 1994 (date of inception) to December 31, 1994 and for the cumulative period from October 24, 1994 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Sprint Spectrum Holding Company, L.P. and its subsidiaries are in the development stage as of December 31, 1996.



/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 14, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS


In our opinion, the balance sheet and the related statements of loss, of changes in partners' capital and cash flows (not presented separately herein) present fairly, in all material respects, the financial position of American PCS, L.P. at December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statments based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP

Washington, DC
March 7, 1997

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)

                                                                    December 31,         December 31,
                                                                        1996                 1995
                   ASSETS

CURRENT ASSETS:
     Cash and cash equivalents ..........................           $   69,988            $    1,123
     Accounts receivable, net ...........................                3,310                    --
     Receivable from affiliates .........................               12,901                   340
     Inventory ..........................................               72,414                    --
     Prepaid expenses and other assets, net .............               14,260                   188
     Note receivable--unconsolidated partnership ........              226,670                   655
                                                                    ----------            ----------
          Total current assets ..........................              399,543                 2,306

INVESTMENT IN PCS LICENSES, net .........................            2,122,908             2,124,594

INVESTMENTS IN UNCONSOLIDATED PARTNERSHIPS ..............              179,085                85,546

PROPERTY, PLANT AND EQUIPMENT, net ......................            1,408,680                31,897

MICROWAVE RELOCATION COSTS, net .........................              135,802                    --

OTHER ASSETS, net .......................................               77,383                    --
                                                                    ----------            ----------

TOTAL ASSETS ............................................           $4,323,401            $2,244,343
                                                                    ==========            ==========

            LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
     Advances from partners .............................           $  167,818            $       --
     Accounts payable ...................................              196,146                41,950
     Payable to affiliate ...............................                5,626                 7,598
     Accrued expenses ...................................               81,230                 1,700
     Current maturities of long-term debt ...............                   49                    --
                                                                    ----------            ----------
          Total current liabilities .....................              450,869                51,248

LONG-TERM COMPENSATION OBLIGATION .......................               11,356                 1,856

CONSTRUCTION OBLIGATIONS ................................              714,934                    --

LONG-TERM DEBT ..........................................              686,192                    --

COMMITMENTS AND CONTINGENCIES

LIMITED PARTNER INTEREST IN CONSOLIDATED
      SUBSIDIARY ........................................               13,397                13,170

PARTNERS' CAPITAL AND ACCUMULATED DEFICIT:
     Partners' capital ..................................            3,003,484             2,291,806
     Deficit accumulated during the development stage ...             (556,831)             (113,737)
                                                                    ----------            ----------
          Total partners' capital .......................            2,446,653             2,178,069
                                                                    ----------            ----------
TOTAL LIABILITIES AND PARTNERS' CAPITAL .................           $4,323,401            $2,244,343
                                                                    ==========            ==========

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                        (A Development Stage Enterprise)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In Thousands)

                                                                                                                      Cumulative
                                                                                                  Period from         Period from
                                                                                                October 24, 1994    October 24, 1994
                                                                                                   (date of            (date of
                                                            Year Ended         Year Ended          inception)          inception)
                                                           December 31,       December 31,       to December 31,     to December 31,
                                                               1996               1995                1994               1996
OPERATING REVENUES:
     Service ....................................          $      33           $      --           $      --           $      33
     Equipment ..................................              4,142                  --                  --               4,142
                                                           ---------           ---------           ---------           ---------
          Total operating revenues ..............              4,175                  --                  --               4,175


OPERATING EXPENSES:
     Cost of service ............................             21,928                  --                  --              21,928
     Cost of equipment ..........................             14,148                  --                  --              14,148
     Selling ....................................             38,345                 145                  --              38,490
     General and administrative .................            274,352              66,195               3,294             343,841
     Depreciation and amortization ..............             11,275                 211                  38              11,524
                                                           ---------           ---------           ---------           ---------

          Total operating expenses ..............            360,048              66,551               3,332             429,931
                                                           ---------           ---------           ---------           ---------

LOSS FROM OPERATIONS ............................           (355,873)            (66,551)             (3,332)           (425,756)

OTHER INCOME (EXPENSE):
     Interest income ............................              8,593                 460                  24               9,077
     Interest expense, net ......................               (323)                 --                  --                (323)
     Other income ...............................              1,586                  38                  --               1,624
     Equity in loss of unconsolidated partnership            (96,850)            (46,206)                 --            (143,056)
     Limited partner interest in net loss
       of consolidated subsidiary ...............               (227)              1,830                  --               1,603
                                                           ---------           ---------           ---------           ---------

          Total other income (expense)...........            (87,221)            (43,878)                 24            (131,075)
                                                           ---------           ---------           ---------           ---------

NET LOSS ........................................          $(443,094)          $(110,429)          $  (3,308)          $(556,831)
                                                           =========           =========           =========           =========

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                        (A Development Stage Enterprise)
             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                 (In Thousands)

                                           Partners'                Accumulated
                                           Capital                    Deficit                     Total
BALANCE, October 24, 1994                $        --               $        --                $        --

Contributions of capital .                   123,438                        --                    123,438

Net loss .................                        --                    (3,308)                    (3,308)
                                         -----------               -----------                -----------

BALANCE, December 31, 1994                   123,438                    (3,308)                   120,130

Contributions of capital .                 2,168,368                        --                  2,168,368

Net loss .................                        --                  (110,429)                  (110,429)
                                         -----------               -----------                -----------

BALANCE, December 31, 1995                 2,291,806                  (113,737)                 2,178,069

Contributions of capital .                   711,678                        --                    711,678

Net loss .................                        --                  (443,094)                  (443,094)
                                         -----------               -----------                -----------


BALANCE, December 31, 1996               $ 3,003,484               $  (556,831)               $ 2,446,653
                                         ===========               ===========                ===========

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                        (A Development Stage Enterprise)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                                                    Period       Cumulative Period
                                                                                                 from October 24,  from October 24,
                                                                                                  1994 (date of    1994 (date of
                                                                                                  inception) to    inception) to
                                                                     Year Ended December 31,       December 31,     December 31,
                                                                      1996              1995           1994            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss .....................................................   $  (443,094)   $  (110,429)   $    (3,308)   $  (556,831)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
     Equity in loss of unconsolidated partnership ..............        96,850         46,206             --        143,056
     Limited partner interest in net loss of
       consolidated subsidiary .................................           227         (1,830)            --         (1,603)
     Depreciation and amortization .............................        11,275            211             38         11,524
     Amortization of  debt discount and issuance costs .........        14,008             --             --         14,008
     Loss on disposal of non-network equipment .................            --             31             --             31
     Changes in assets and liabilities:
       Receivables .............................................       (15,871)          (340)            --        (16,211)
       Inventory ...............................................       (72,414)            --             --        (72,414)
       Prepaid expenses and other assets .......................       (21,608)          (178)           (10)       (21,796)
       Accounts payable and accrued expenses ...................       231,754         47,503          3,745        283,002
       Long-term compensation obligation .......................         9,500          1,856             --         11,356
                                                                   -----------    -----------    -----------    -----------
         Net cash provided by (used in) operating
            activities .........................................      (189,373)       (16,970)           465       (205,878)


CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures .........................................      (683,886)       (31,763)          (451)      (716,100)
  Proceeds on sale of equipment ................................            --             37             --             37
  Microwave relocation costs ...................................      (123,354)            --             --       (123,354)
  Purchase of PCS licenses .....................................            --     (2,006,156)      (118,438)    (2,124,594)
  Investment in unconsolidated partnerships ....................      (190,390)      (131,752)            --       (322,142)
  Loan to unconsolidated partnership ...........................      (231,964)          (655)            --       (232,619)
  Payment received on loan to unconsolidated
    partnership ................................................         5,950             --             --          5,950
                                                                   -----------    -----------    -----------    -----------
         Net cash used in investing activities .................    (1,223,644)    (2,170,289)      (118,889)    (3,512,822)


CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from partners .......................................       167,818             --             --        167,818
  Proceeds from issuance of long-term debt .....................       674,201             --             --        674,201
  Payments on long-term debt ...................................           (24)            --             --            (24)
  Debt issuance costs ..........................................       (71,791)            --             --        (71,791)
  Partner capital contributions ................................       711,678      2,183,368        123,438      3,018,484
                                                                   -----------    -----------    -----------    -----------
         Net cash provided by financing activities .............     1,481,882      2,183,368        123,438      3,788,688


                                                                   -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS .............................................        68,865         (3,891)         5,014         69,988

CASH AND CASH EQUIVALENTS, Beginning of Period .................         1,123          5,014             --             --
                                                                   -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, End of Period .......................   $    69,988    $     1,123    $     5,014    $    69,988
                                                                   ===========    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  o  Interest paid, net of amount capitalized ..................   $       323    $        --    $        --    $       323

NON-CASH INVESTING ACTIVITIES:
  o Capital expenditures and microwave relocation costs of $807,241 for the year ended December 31, 1996 are net of construction obligations of $714,934.

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION

Sprint Spectrum Holding Company, L.P. (the "Company" and "Holdings") is a limited partnership formed in Delaware on March 28, 1995, by Sprint Enterprises, L.P., TCI Spectrum Holdings, Inc. (formerly known as TCI Telephony Services, Inc. as successor to TCI Network Services), Cox Telephony Partnership and Comcast Telephony Services (together the "Partners"). Holdings was formed pursuant to a reorganization of the operations of an existing partnership, WirelessCo, L.P. ("WirelessCo") which transferred certain operating functions to Holdings. The Partners are subsidiaries of Sprint Corporation ("Sprint"), Tele-Communications, Inc. ("TCI"), Comcast Corporation ("Comcast") and Cox Communications, Inc. ("Cox", and together with Sprint, TCI and Comcast, the "Parents"), respectively. The Company and certain other affiliated partnerships offer services as Sprint PCS.

The Partners of the Company have the following ownership interests as of December 31, 1996 and 1995:

                  Sprint Enterprises, L.P.           40%
                  TCI Spectrum Holdings, Inc.        30%
                  Cox Telephony Partnership          15%
                  Comcast Telephony Services         15%

Each Partner's ownership interest consists of a 99% general partner interest and a 1% limited partnership interest.

The Company is consolidated with certain subsidiaries, including NewTelco, L.P. and Sprint Spectrum L.P. which, in turn, has several subsidiaries. Sprint Spectrum L.P.'s subsidiaries are Sprint Spectrum Equipment Company, L.P. ("EquipmentCo"), Sprint Spectrum Realty Company, L.P. ("RealtyCo"), Sprint Spectrum Finance Corporation ("FinCo"), and WirelessCo. MinorCo, L.P. ("MinorCo") held the remaining ownership interests in NewTelco, L.P., Sprint Spectrum L.P., EquipmentCo, RealtyCo and WirelessCo at December 31, 1996. RealtyCo and EquipmentCo were organized on May 15, 1996 for the purpose of holding PCS network-related real estate interests and assets. FinCo was formed on May 20, 1996 to be a co-obligor of the debt obligations discussed in Note 5.

Venture Formation and Affiliated Partnerships - A Joint Venture Formation Agreement ( the "Formation Agreement"), dated as of October 24, 1994, and subsequently amended as of March 28, 1995, and January 31, 1996, was entered into by the Parents, pursuant to which the Parents agreed to form certain entities to (i) provide national wireless telecommunications services, including acquisition and development of personal communications service ("PCS") licenses,
(ii) develop a PCS wireless system in the Los Angeles-San Diego Major Trading Area ("MTA") and (iii) take certain other actions.

On October 24, 1994, WirelessCo was formed and on March 28, 1995, additional partnerships were formed consisting of Holdings, MinorCo, NewTelco, L.P., and Sprint Spectrum L.P. The Partners' ownership interests in WirelessCo were initially held directly by the Partners as of October 24, 1994, the formation date of WirelessCo, but were subsequently contributed to Holdings and then to Sprint Spectrum L.P. on March 28, 1995.

Prior to July 1, 1996, substantially all wireless operations of Sprint Spectrum L.P. and subsidiaries were conducted at Holdings and substantially all operating assets and liabilities, with the exception of the interest in an unconsolidated subsidiary and the ownership interest in PCS licenses, were held at Holdings. As of July 1, 1996, Holdings transferred these net assets, and assigned agreements related to the wireless operations to which it was a party to Sprint Spectrum L.P., EquipmentCo and RealtyCo.

Sprint Spectrum Holding Company, L.P. (formerly known as MajorCo, L.P.) Partnership Agreement - The Amended and Restated Agreement of Limited Partnership of MajorCo, L.P. (the "MajorCo Agreement"), dated as of January 31, 1996, among Sprint Enterprises, L.P., TCI Spectrum Holdings, Inc., Comcast Telephony Services and Cox Telephony Partnership provides that the purpose of the Company is to engage in wireless communications services. The MajorCo Agreement provides for the governance and administration of partnership business, allocation of profits and losses (including provisions for special and curative allocations), tax allocations, transactions with partners, disposition of partnership interests and other matters.

The MajorCo Agreement generally provides for the allocation of profits and losses according to each Partner's proportionate percentage interest, after giving effect to special allocations. After special allocations, profits are allocated to partners to the extent of and in proportion to cumulative net losses previously allocated. Losses are allocated, after considering special allocations, according to each Partner's allocation of net profits previously allocated.

The MajorCo Agreement provides for a planned capital amount to be contributed by the Partners ("Total Mandatory Contributions"), which represents the sum of $4.2 billion, which includes agreed upon values attributable to the contributions of certain additional PCS licenses by a Partner. The Total Mandatory Contributions amount is required to be contributed in accordance with capital contribution schedules to be set forth in approved annual budgets. The partnership board of Holdings may request capital contributions to be made in the absence of an approved budget or more quickly than provided for in an approved budget, but always subject to the Total Mandatory Contributions limit. The proposed budget for fiscal 1997 has not yet been approved by the partnership board. An additional Amended and Restated Capital Contribution Agreement (the "Amended Agreement") was executed effective October 2, 1996. The Amended Agreement recognizes that through December 31, 1995, approximately $2.2 billion of the Total Mandatory Contributions had been contributed to Sprint Spectrum L.P., and designates that $1.0 billion of the balance of the Total Mandatory Contributions amount shall be contributed to Sprint Spectrum L.P.

At December 31, 1996, approximately $3.0 billion of the Total Mandatory Contributions had been contributed by the Partners to Holdings and its affiliated partnerships, of which $2.6 billion had been contributed to Sprint Spectrum L.P.

Parent Undertaking - Each Parent has entered into an agreement which provides for certain undertakings by each Parent in favor of other Partners and which addresses certain obligations of the Parent pertaining to items including provision of services, confidentiality, foreign ownership, purchasing, restrictions on disposition and certain other matters.

Development Stage Enterprises - The Company and its subsidiaries are development stage enterprises. The success of the Company's development is dependent on a number of business factors, including securing financing to complete network construction and fund initial operations, successfully deploying the PCS network and attaining profitable levels of market demand for Company products and services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements have been prepared from the date of inception, October 24, 1994, for WirelessCo, and from the dates of inception, for other consolidated subsidiaries, through December 31, 1996. The assets, liabilities, results of operations and cash flows of entities in which the Company has a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

MinorCo, the limited partner, has been allocated approximately $227,000 in income and $1,830,000 of losses incurred by NewTelco, L.P. for the years ended December 31, 1996 and 1995, respectively, as losses in excess of the general partner's capital account (which consisted of $1,000) are to be allocated to the limited partner to the extent of its capital account.

Trademark Agreement - Sprint(R) is a registered trademark of Sprint Communications Company, L.P. and is licensed to the Company on a royalty-free basis pursuant to a trademark license agreement between the Company and Sprint.

Revenue Recognition - Operating revenues for PCS services are recognized as service is rendered. Operating revenues for equipment sales are recognized at the time the equipment is sold to a customer or an unaffiliated agent.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are included in Accounts payable in the consolidated balance sheets.

Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of approximately $202,000 at December 31, 1996. No allowance was recorded for the year ended December 31, 1995.

Inventory - Inventory consists of wireless communication equipment (primarily handsets). Inventory is stated at lower of cost or replacement cost. Gains and losses on the sales of handsets are recognized at the time of sale.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Construction work in progress represents costs incurred to design and construct the PCS network. Repair and maintenance costs are charged to expense as incurred. When network equipment is retired, or otherwise disposed of, its book value, net of salvage, is charged to accumulated depreciation. When non-network equipment is sold, retired or abandoned, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Property, plant and equipment are depreciated using the straight-line method based on estimated useful lives of the assets. Depreciable lives range from 3 to 20 years.

Investment in PCS Licenses and Other Intangibles - During 1994 and 1995, the Federal Communications Commission ("FCC") auctioned PCS licenses in specific geographic service areas. The FCC grants licenses for terms of up to ten years, and generally grants renewals if the licensee has complied with its license obligations. The Company believes it has and will continue to meet all requirements necessary to secure renewal of its PCS licenses. The Company has also incurred costs associated with microwave relocation in the construction of the PCS network. Amortization of PCS licenses and microwave relocation costs will commence as each service area becomes operational, over estimated useful lives of 40 years. Amortization expense of $1,711,000 is included in Depreciation and amortization expense in the consolidated statement of operations for the year ended December 31, 1996. No amortization expense was recorded in 1995 or 1994. Interest expense capitalized pertaining to the acquisition of the PCS licenses has been included in Property, plant and equipment.

The ongoing value and remaining useful life of intangible assets are subject to periodic evaluation. The Company currently expects the carrying amounts to be fully recoverable. Impairments of intangibles and long-lived assets are assessed based on an undiscounted cash flow methodology.

Capitalized Interest - Interest costs associated with the construction of capital assets incurred during the period of construction are capitalized. The total capitalized in 1996 was approximately $30,461,000. There were no amounts capitalized in 1995 or 1994.

Debt Issuance Costs - Included in Other assets are costs associated with obtaining financing. Such costs are capitalized and amortized to interest expense over the term of the related debt instruments using the effective interest method. Amortization expense for the year ended December 31, 1996 was approximately $1,944,000.

Major Customer - The Company markets its products through multiple distribution channels, including Company-owned retail stores and third-party retail outlets. Sales to one third-party retail customer exceeded 10% of Equipment revenue in the consolidated statement of operations for the year ended December 31, 1996.

Income Taxes - The Company has not provided for federal or state income taxes since such taxes are the responsibility of the individual Partners.

Financial Instruments - The carrying value of the Company's short-term financial instruments, including cash and cash equivalents, receivables from customers and affiliates and accounts payable approximates fair value. The fair value of the Company's long-term debt is based on quoted market prices for the same issues or current rates offered to the Company for similar debt. A summary of the fair value of the Company's long-term debt at December 31, 1996 is included in Note 5.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 financial statement presentation.


3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31, 1996 and 1995 (in thousands):

                                                                      1996              1995
Land                                                            $       905         $        --
Buildings and leasehold improvements                                 86,467                  --
Office furniture and fixtures                                        68,210               2,902
Network equipment                                                   255,691                  --
Telecommunications plant - construction work in progress          1,006,990              29,200
                                                                -----------         -----------
                                                                  1,418,263              32,102
Less accumulated depreciation                                        (9,583)               (205)
                                                                -----------         -----------
                                                                $ 1,408,680         $    31,897
                                                                ===========         ===========


4. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS

American PCS, L.P. - On January 9, 1995, WirelessCo acquired a 49% limited partnership interest in American PCS, L.P. ("APC"). American Personal Communications II, L.P. ("APC II") holds a 51% partnership interest in APC and is the general managing partner. The investment in APC is accounted for under the equity method. Concurrently with the execution of the partnership agreement, the Company entered into an affiliation agreement with APC which provides for the reimbursement of certain allocable costs and payment of affiliate fees. Effective August 31, 1996, WirelessCo's interest in APC, the existing loans to APC, and obligations to provide additional funding to APC were transferred to Holdings pursuant to an amendment to the partnership agreement. Summarized financial information is as follows (in thousands):

                                           December 31,      December 31,
                                              1996               1995
Total assets..............................  $331,556          $ 237,326

Total liabilities.........................   450,690            171,180

Total revenues............................    71,838              5,153

Net loss..................................   202,626             51,551

The partnership agreement between the Company and APC II specifies that losses are allocated based on percentage ownership interests and certain other factors. In January 1997, the Company and APC II amended the APC partnership agreement with respect to the allocation of profits and losses. For financial reporting purposes, profits and losses are to be allocated in proportion to Holdings' and APC

II's respective partnership interests, except for costs related to stock appreciation rights and interest expense attributable to the FCC interest payments which shall be allocated entirely to APC II.

Holding's investment in APC was approximately $75,546,000 at December 31, 1995. Holdings share of the losses of APC for the year ended December 31, 1996, totaling approximately $96,850,000, has exceeded its investment balance by approximately $20,554,000.

The unamortized excess of the Company's investment over its equity in the underlying net assets of APC at the date of acquisition was approximately $10,139,000. This excess investment has been eliminated as a result of the recognition of Holding's equity in APC's losses. Amortization included in equity in loss of unconsolidated partnership prior to such elimination totaled approximately $128,000 and $240,000 for the years ended December 31, 1996 and 1995, respectively.

The call option in APC acquired on January 9, 1995, provides the Company with the right to purchase an additional interest in APC from APC II in annual increments beginning five years after the initial PCS network build-out is completed. The first increment, an additional 20% of the APC II ownership interest, can be acquired in each of the fifth through seventh years with the remaining interest available for purchase in the eighth through tenth year. APC II also has the right to put a portion of its ownership interest to the Company on an annual basis beginning after the completion of the initial PCS network build-out, through the fifth anniversary date the greater of (i) one-fifth of APC II's initial percentage interest of 51% in APC or (ii) the portion of APC II's interest equal to APC II's obligation for annual FCC payments to be made by APC. The exercise price of the call and put options are based on the Fair Value, as defined, of APC at the date of exercise. The amount recorded at December 31, 1996 and 1995 for such option, net of accumulated amortization, was $9,250,000 and $10,000,000, respectively. As of December 31, 1996, APC II has not exercised any put options. The Company is committed to arrange or provide certain funding for procurement of APC's CDMA network. APC is under a contractual obligation to repay any amounts provided by the Company, plus interest.

During the initial five year build-out period, which began in December 1994, APC II and the Company are obligated as follows: (a) APC II is obligated to make capital contributions in an amount equal to the aggregate principal and interest payments to the FCC, provided APC II has sufficient cash flows or can obtain financing from a third party; (b) if APC II is unable to meet such obligation, the Company is required to contribute the shortfall, upon ten days prior notice. Under certain circumstances, APC II has the right and is obligated to exercise its put right to the extent necessary to fund additional capital contributions;
(c) the Company is required to contribute to APC cash necessary for operations up to an amount of approximately $98 million; and (d) the Company is obligated to fund the cash requirements of APC in excess of that described in (a), (b), and (c) above, in the form of either loans or additional capital up to $275 million. As of December 31, 1996, $98 million of equity had been contributed and approximately $232 million of partner advances had been extended, fulfilling the Company's obligations under (c) and (d) above. In January 1997, additional advances of $20 million were extended. All advances were repaid in full in February 1997 and no further obligation for (c) and (d) above exists.

Cox Communications PCS, L.P. - On December 31, 1996, the Company acquired a 49% limited partner interest in Cox Communications PCS, L.P. ("Cox PCS"). Cox Pioneer Partnership ("CPP") holds a 50.5% general and a 0.5% limited partner interest and is the general and managing partner. The investment in Cox PCS is accounted for under the equity method. As of December 31, 1996, approximately $168 million in equity, including $2.45 million to PCS Leasing Co, L.P.

("LeasingCo"), a wholly owned subsidiary of Cox PCS, had been contributed to Cox PCS by the Company. The excess of the Company's investment over its equity in the underlying net assets on December 31, 1996 was approximately $32.7 million. A portion of the initial contribution totaling approximately $23 million was payable at December 31, 1996.

Under the terms of the partnership agreement, CPP and the Company are obligated as follows: (a) if the FCC consents to the assumption and recognition of the license payment obligations by Cox PCS, CPP is obligated to make capital contributions in an amount equal to such liability and related interest; (b) if the FCC does not consent, Cox PCS is obligated to reimburse Cox Communications, Inc. for interest payments exceeding the amount that would have been payable by Cox Communications, Inc. to the FCC had the interest rate been 5.875% through the date that Cox Communications, Inc. completes refinancing of the FCC liability; (c) the Company is obligated to make capital contributions of approximately $369,908,000 to Cox PCS; (d) the Company is not obligated to make any cash capital contributions upon the assumption by Cox PCS of the FCC payment obligations until CPP has contributed cash in an amount equal to the aggregate principal and interest of such obligations; and, (e) CPP and the Company are obligated to make additional capital contributions in an amount equal to such partner's percentage interest times the amount of additional capital contributions being requested. Additionally, the Company acquired a 49% limited partner interest in LeasingCo. LeasingCo is a limited partnership formed to acquire, construct or otherwise develop equipment and other personal property to be leased to Cox PCS. The Company is not obligated to make additional capital contributions beyond the initial funding of approximately $2,450,000.

Concurrently with the execution of the partnership agreement, the Company entered into an affiliation agreement with Cox PCS which provides for the reimbursement of certain allocable costs and payment of affiliate fees. For the year ended December 31, 1996, allocable costs of approximately $7,339,000 are netted against the related operating expense captions in the accompanying consolidated statement of operations and in receivables from affiliates in the consolidated balance sheet. In addition, the Company purchases certain equipment, such as handsets, on behalf of Cox PCS. Receivables from affiliates for handsets and related equipment were approximately $6 million at December 31, 1996.


5. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

Long-term debt consists of the following at of December 31, 1996 (in thousands):

         11% Senior Notes due in 2006                            $250,000
         12 1/2% Senior Discount Notes due in 2006,
           net of unamortized
           discount of $214,501                                   285,499
         Credit facility - term loan                              150,000
         Other                                                        742
                                                                 --------

         Total debt                                               686,241
         Less current maturities                                       49
                                                                 --------

         Long-term debt                                          $686,192
                                                                 ========

Senior Notes and Senior Discount Notes - In August 1996, Sprint Spectrum L.P. and Sprint Spectrum Finance Corporation (together, the "Issuers") issued $250 million aggregate principal amount of 11% Senior Notes due 2006 ("the Senior Notes"), and $500 million aggregate principal amount at maturity of 12 1/2% Senior Discount Notes due 2006 (the "Senior Discount Notes" and, together with the Senior Notes, the "Notes"). The Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity and generated proceeds of approximately $273 million. Cash interest on the Senior Notes will accrue at a rate of 11% per annum and is payable semi-annually in arrears on each February 15 and August 15, commencing February 15, 1997. Cash interest will not accrue or be payable on the Senior Discount Notes prior to August 15, 2001. Thereafter, cash interest on the Senior Discount Notes will accrue at a rate of 12 1/2% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing February 15, 2002.

On August 15, 2001, the Issuers will be required to redeem an amount equal to $384.772 per $1,000 principal amount at maturity of each Senior Discount Note then outstanding ($192 million in aggregate principal amount at maturity, assuming all of the Senior Discount Notes remain outstanding at such date).

The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after August 15, 2001 at the redemption prices set forth below, respectively, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12 month period beginning on August 15 of the years indicated below:

                                                         Senior Discount
                                        Senior Notes           Notes
                                        Redemption           Redemption
           Year                            Price               Price
           2001                          105.500%            110.000%
           2002                          103.667%            106.500%
           2003                          101.833%            103.250%
           2004   and thereafter         100.000%            100.000%

In addition, prior to August 15, 1999, the Issuers may redeem up to 35% of the originally issued principal amount of the Notes. The redemption price of the Senior Notes is equal to 111.0% of the principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest, if any, to the redemption date with the net proceeds of one or more public equity offerings, provided that at least 65% of the originally issued principal amount of Senior Notes would remain outstanding immediately after giving effect to such redemption. The redemption price of the Senior Discount Notes is equal to 112.5% of the accreted value at the redemption date of the Senior Discount Notes so redeemed, with the net proceeds of one or more public equity offerings, provided that at least 65% of the originally issued principal amount at maturity of the Senior Discount Notes would remain outstanding immediately after giving effect to such redemption.

The Notes contain certain restrictive covenants, including (among other requirements) limitations on additional indebtedness, limitations on restricted payments, limitations on liens, and limitations on dividends and other payment restrictions affecting certain restricted subsidiaries.

Bank Credit Facility - Sprint Spectrum L.P. (the "Borrower") entered into an agreement with The Chase Manhattan Bank ("Chase") as administrative agent for a group of lenders for a $2 billion bank credit facility dated October 2, 1996. The proceeds of this facility are to be used to finance working capital needs, subscriber acquisition costs, capital expenditures and other general Borrower purposes.

The facility consists of a revolving credit commitment of $1.7 billion and a $300 million term loan commitment, $150 million of which was drawn down subsequent to closing and $150 million of which was to be drawn within 90 days after closing. The amount available under the revolving credit facility was $450 million on December 31, 1996. There were no borrowings under the revolving credit facility as of December 31, 1996. The availability will be increased upon the achievement of certain financial and operating conditions as defined in the agreement. Commitment fees for the revolving portion of the agreement are payable quarterly based on average unused revolving commitments.

The revolving credit commitment expires July 13, 2005. Availability will be reduced in quarterly installments ranging from $75 million to $175 million commencing January 2002. Further reductions may be required after January 1, 2000, to the extent that the Borrower meets certain financial conditions. Subsequent to December 31, 1996, the Borrower drew down $200 million under the revolving credit facility.

The term loans are due in sixteen consecutive quarterly installments beginning January 2002 in aggregate principal amounts of $125,000 for each of the first fifteen payments with the remaining aggregate outstanding principal amount of the term loans due as the last installment.

Interest on the term loans and/or the revolving credit loans is at the applicable LIBOR rate plus 2.5% ("Eurodollar Loans"), or the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 1.5% ("ABR Loans"), at the Company's option. The interest rate may be adjusted downward for improvements in the bond rating and/or leverage ratios. Interest on ABR Loans and Eurodollar Loans with interest period terms in excess of 3 months is payable quarterly. Interest on Eurodollar Loans with interest period terms of less than 3 months is payable on the last day of the interest period. As of December 31, 1996, the interest rate on the first $150 million term loan was 8.19%.

Borrowings under the Bank Credit Facility are secured by the Company's interests in WirelessCo, RealtyCo and EquipmentCo and certain other personal and real property (the "Shared Lien"). The Shared Lien equally and ratably secures the Bank Credit Facility, the Vendor Financing (Note 6) and certain other indebtedness of the Company. The credit facility is jointly and severally guaranteed by WirelessCo, RealtyCo and EquipmentCo and is non-recourse to the Parents and the Partners.

The Bank Credit Facility agreement and Vendor Financing agreements (Note 6) contain certain restrictive financial and operating covenants, including (among other requirements) maximum debt ratios (including debt to total capitalization), limitations on capital expenditures, limitations on additional indebtedness and limitations on dividends and other payment restrictions affecting certain restricted subsidiaries. The loss of the right to use the Sprint trademark, the termination or non-renewal of any FCC license that reduces population coverage below specified limits, or changes in controlling interest in the Company, as defined, among other provisions, constitute events of default.

The estimated fair value of the Company's long-term debt at December 31, 1996 is as follows (in thousands):

                                              Carrying        Estimated
                                               Amount         Fair Value
          11% Senior Notes                    $250,000        $270,625
          12 1/2% Senior Discount Notes        285,499         337,950
          Credit facility - term loan          150,000         151,343


At December 31, 1996, scheduled maturities of long-term debt during each of the next five years are as follows (in thousands):

                      1997                          $     49
                      1998                                54
                      1999                                60
                      2000                                66
                      2001                           192,459


6. COMMITMENTS AND CONTINGENCIES

Operating Leases - Minimum rental commitments as of December 31, 1996, for all noncancelable operating leases, consisting principally of leases for cell and switch sites and office space, are as follows (in thousands):

                      1997                           $68,616
                      1998                            61,186
                      1999                            57,407
                      2000                            38,356
                      2001                            13,468

Gross rental expense for cell and switch sites aggregated approximately $13,097,000 for the year ended December 31, 1996. Gross rental expense for office space approximated $11,432,000 and $687,000 for the years ended December 31, 1996 and December 31, 1995, respectively. Certain leases contain renewal options that may be exercised from time to time and are excluded from the above amounts.

Procurement Contracts - On January 31, 1996, the Company entered into procurement and services contracts with AT&T Corp. (subsequently assigned to Lucent Technologies, Inc., "Lucent") and Northern Telecom, Inc. ("Nortel" and together with Lucent, the "Vendors") for the engineering and construction of a PCS network. Each contract provides for an initial term of ten years with renewals for additional one-year periods. The Vendors must achieve substantial completion of the PCS network within an established time frame and in accordance with criteria specified in the procurement contracts. Pricing for the initial equipment, software and engineering services has been established in the procurement contracts. The procurement contracts provide for payment terms based on delivery dates, substantial completion dates, and final acceptance dates. In the event of delay in the completion of the PCS network, the procurement contracts provide for certain amounts to be paid to the Company by the Vendors. The minimum commitments for the initial term are $0.8 billion and $1.0 billion from Lucent and Nortel, respectively, which include, but are not limited to, all equipment required for the establishment and installation of the PCS network.

Handset Purchase Agreements - In June, 1996, the Company entered into a three-year purchase and supply agreement with a vendor for the purchase of handsets and other equipment totaling approximately $500 million. During 1996, the Company purchased $85 million under the agreement. The total purchase commitment must be satisfied by April 30, 1998.

In September, 1996, the Company entered into a second three-year purchase and supply agreement for the purchase of handsets and other equipment totaling more than $600 million. Purchases under the second agreement will commence on or after April 1, 1997, and the total purchase commitment must be satisfied during the three-year period after the initial handset purchase.

Vendor Financing - As of October 2, 1996, the Company entered into financing agreements with Nortel and Lucent for multiple drawdown term loan facilities totaling $1.3 billion and $1.8 billion, respectively. The proceeds of such facilities are to be used to finance the purchase of goods and services provided by the Vendors.

Nortel has committed to provide financing in two phases. During the first phase, Nortel will finance up to $800 million. Once the full $800 million has been utilized and the Company obtains additional equity commitments and/or subordinated unsecured loans of at least $400 million and achieves certain operating conditions, Nortel will finance up to an additional $500 million. The amount available under the Nortel facility was $1.3 billion on December 31, 1996. In addition, the Company will be obligated to pay origination fees on the date of the initial draw down loan under the first and second phases. The Nortel agreement terminates on the earliest of (a) the date the availability under the commitments is reduced to zero, (b) December 31, 2000, or (c) March 31, 1997 if no borrowings under the agreements have been drawn.

Lucent has committed to financing up to $1.5 billion through December 31, 1997, and up to an aggregate of $1.8 billion thereafter. The Company pays a facility fee on the daily amount of loans outstanding under the agreement, payable quarterly. The Lucent agreement terminates June 30, 2001. Subsequent to December 31, 1996, the Company borrowed approximately $274 million under the Lucent facility.

Certain amounts included under Construction Obligations on the consolidated balance sheet may be financed under the Vendor Financing agreements.

The principal amounts of the loans drawn under both the Nortel and Lucent agreements are due in twenty consecutive quarterly installments, commencing on the date which is thirty-nine months after the last day of such "Borrowing Year" (defined in the agreements as any one of the five consecutive 12-month periods following the date of the initial drawdown of the loan). The aggregate amount due each year is equal to percentages ranging from 10% to 30% multiplied by the total principal amount of loans during each Borrowing Year.

The agreements provide two borrowing rate options. During the first phase of the Nortel agreement and throughout the term of the Lucent agreement "ABR Loans" bear interest at the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 2%. "Eurodollar Loans" bear interest at the London interbank (LIBOR) rate (any one of the 30-, 60- or 90-day rates, at the discretion of the Company), plus 3%. During the second phase of the Nortel agreement, ABR Loans bear interest at the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 1.5%; and Eurodollar loans bear interest at the LIBOR rate plus 2.5%. Interest from the date of each loan through one year after the last day of the Borrowing Year is added to the principal amount of each loan. Thereafter, interest is payable quarterly.

Borrowings under the Vendor Financing are secured by the Shared Lien (Note 5). The Vendor Financing is jointly and severally guaranteed by WirelessCo, RealtyCo and EquipmentCo and is non-recourse to the Parents and the Partners.

Service Agreement - The Company has entered into an agreement with a vendor to provide PCS call record and retention services. Monthly rates per subscriber are variable based on overall subscriber volume. If subscriber fees are less than specified annual minimum charges, the Company will be obligated to pay the difference between the amounts paid for processing fees and the annual minimum. Annual minimums range from $20 million to $60 million through 2001.

The agreement extends through December 31, 2001, with two automatic, two-year renewal periods, unless terminated by the Company. The company may terminate the agreement prior to the expiration date, but would be subject to specified termination penalties.


8. EMPLOYEE BENEFITS

Employees performing services for the Company were employed by Sprint Corporation through December 31, 1995. Amounts paid to Sprint Corporation relating to pension expense and employer contributions to the Sprint Corporation 401(k) plan for these employees approximated $323,000 in 1995. No expense was incurred through December 31, 1994.

The Company maintains short-term and long-term incentive plans. All salaried employees are eligible for the short-term incentive plan commencing at date of hire. Short-term incentive compensation is based on incentive targets established for each position based on the Company's overall compensation strategy. Targets contain both an objective Company component and a personal objective component. Charges to operations for the short-term plan approximated $12,332,000 and $3,491,000 for the years ended December 31, 1996 and 1995, respectively. No expense was incurred through December 31, 1994.

Long-term Compensation Obligation - Effective July 1, 1996, a long-term compensation plan was adopted. Employees meeting certain eligibility requirements are considered to be participants in the plan. Participants will receive 100% of the pre-established targets for the period from July 1, 1995 to June 30, 1996 (the "Introductory Term"). Participants may elect a payout of the amount due or convert 50% or 100% of the award to appreciation units. Unless converted to appreciation units, payment for the Introductory Term will be made in the third quarter of 1998. Appreciation units vest 25% per year commencing on the second anniversary of the date of grant. Participants have until March 15, 1997 to make payout or conversion elections. For the years ended December 31, 1996 and 1995, $9.5 million and $1.9 million, respectively, has been expensed. The ultimate liability will be based on actual payout vs. conversion elections and the final results of an independent valuation of the

Company as of June 30, 1997. The Company has applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" for 1996. No significant difference would have resulted if SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied.

Savings Plan - Effective January, 1996, the Company established a savings and retirement program (the "Savings Plan") for certain employees, which is intended to qualify under Section 401(k) of the Internal Revenue Code. Most permanent full-time, and certain part-time, employees are eligible to become participants in the plan after one year of service or upon reaching age 35, whichever occurs first. Participants make contributions to a basic before tax account and supplemental before tax account. The maximum contribution for any participant for any year is 16% of such participant's compensation. For each eligible employee who elects to participate in the Savings Plan and makes a contribution to the basic before tax account, the Company makes a matching contribution. The matching contributions equal 50% of the amount of the basic before tax contribution of each participant up to the first 6% that the employee elects to contribute. Contributions to the Savings Plan are invested, at the participants discretion, in several designated investment funds. Distributions from the Savings Plan generally will be made only upon retirement or other termination of employment, unless deferred by the participant. Expense under the Savings Plan approximated $1,125,000 in 1996.

Profit Sharing (Retirement) Plan - Effective January, 1996, the Company established a profit sharing plan for its employees. Employees are eligible to participate in the plan after completing one year of service. Profit sharing contributions are based on the compensation, age, and years of service of the employee. Profit sharing contributions are deposited into individual accounts of the Company's 401(k) plan. Vesting occurs once a participant completes five years of service. For the year ended December 31, 1996, expense under the profit sharing plan approximated $726,000.

9. RELATED PARTY TRANSACTIONS

Business Services - The Company reimburses Sprint Corporation for certain accounting and data processing services, for participation in certain advertising contracts, for certain cash payments made by Sprint Corporation on behalf of the Company and other management services. The Company is allocated the costs of such services based on direct usage. Allocated expenses of approximately $11,900,000 and $2,646,000 are included in Selling and General and administrative expense in the consolidated statement of operations for 1996 and 1995, respectively. No reimbursement was made through December 31, 1994.

Paging Services - In 1996, the Company commenced paging services pursuant to agreements with Paging Network Equipment Company ("PageNet") and Sprint Communications Company, L.P. ("Sprint Communications"). For the year ended December 31, 1996, Sprint Communications received agency fees of approximately $4.9 million.

Advances from Partners - In December 1996, the Partners advanced approximately $168 million to the Company, which was contributed to Cox PCS (Note 4). The advances bear interest at the prime rate (8.25% at December 31, 1996) and were repaid in February 1997.

10.  Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1996 and 1995 is as follows (in thousands):

          1996                 First            Second            Third             Fourth
Operating revenues.....     $     --          $     --          $     --          $  4,175
Operating expenses.....       30,978            46,897            87,135           195,038
Net loss ..............       67,425            90,770           101,497           183,402


          1995

Operating revenues.....     $     --          $     --          $     --          $     --
Operating expenses.....        3,655             4,589            11,844            46,463
Net loss ..............        6,789             9,718            19,488            74,434
